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     PHILADELPHIA, PA -- DECEMBER 18, 2000, 5:00 P.M., HOLT'S CIGAR HOLDINGS,
INC. (NASDAQ NM: HOLT) -- As previously announced, HCH Acquisition Corp. has completed its cash tender offer to acquire a sufficient amount of shares of common stock of Holt's Cigar Holdings, Inc. to meet the minimum requirement for the Closing of the Tender Offer, other than the shares owned by the Fuente Investment Partnership and Robert G. Levin for $5.50 per share.

     The offer expired at 12:00 Midnight New York City time on December 14, 2000. HCH Acquisition Corp. confirmed that it purchased pursuant to the offer 1,268,789 shares of Holt's Cigar Holdings, Inc. common stock which were tendered out of 1,516,786 shares available in connection with the Company's "going private" Tender Offer. Pursuant to the terms of the Company's Tender Offer and Merger Agreement with HCH Acquisition Corp., a Delaware corporation, it is anticipated that the Tender Offer will fund promptly at the end of the Guaranteed Delivery Period. The tendered shares represent approximately 83.3% of the total number of shares not owned by Robert G. Levin and the Fuente Investment Partnership. Following the purchase of the tendered shares by HCH Acquisition Corp. and the contribution to HCH Acquisition Corp. by Robert G. Levin and the Fuente Investment Partnership, HCH Acquisition Corp. will own 5,598,481 shares or approximately 95.76% of the total issued and outstanding shares of the common stock of Holt's Cigar Holdings, Inc.

This press release may contain forward-looking statements. While the statements reflect the Company's best current judgment, they are subject to risks and uncertainties that could cause actual results and events to vary. In addition to factors noted here, these risks are described in detail in the Company's Annual Report on Form 10-K dated June 28, 2000, as filed with the Securities and Exchange Commission.

Holt's Cigar Holdings is the parent company of Holt's Cigar Company, Inc., Ashton Distributors, Inc., Holt's Mail Order, Inc. and Holt's Company. The Company, through its operating subsidiaries, is the exclusive worldwide distributor of the highly acclaimed Ashton brand of premium, hand-rolled cigars and accessories. Holt's sells and distributes premium cigars and related accessories nationwide through its mail order catalog, E-commerce site, and its flagship retail stores in Philadelphia.

For more information, please contact:
Mary Ann Pentz, Shareholder Relations
Holt's Cigar Holdings, Inc., 12270 Townsend Road, Philadelphia, PA 19154 215-676-8778/Fax: 215-676-0438
Visit our website at: www.holts.com